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                             April 29, 2022

       Joseph M. Hogan
       President and Chief Executive Officer
       Align Technology, Inc.
       410 North Scottsdale Road, Suite 1300
       Tempe, Arizona 85281

                                                        Re: Align Technology,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Response Dated
April 21, 2022
                                                            File No. 000-32259

       Dear Mr. Hogan :

               We have reviewed your April 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 31, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       Revenue Recognition, page 68

   1. We have reviewed your response to prior comment 1 and note that you estimate usage, which requires
significant judgment. For each of the periods presented, please tell us your estimated usage rates.
If multiple types of estimated usage rates are used, please explain how these were
determined. In addition, tell us the approximate impact to revenue from any period over period
changes in estimated usage rates.
              You may contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
       have any questions.
 Joseph M. Hogan
Align Technology, Inc.
April 29, 2022
Page 2




FirstName LastNameJoseph M. Hogan     Sincerely,
Comapany NameAlign Technology, Inc.
                                      Division of Corporation Finance
April 29, 2022 Page 2                 Office of Life Sciences
FirstName LastName